EXHIBIT (D)(3)

                            THE CATHOLIC FUNDS, INC.
                              MANAGEMENT AGREEMENT

                               REVISED SCHEDULE A
          TO AMENDMENT NO. 2 TO THE INVESTMENT ADVISORY AGREEMENT WITH
                    CATHOLIC FINANCIAL SERVICES CORPORATION
                            (AS OF NOVEMBER 15, 2005)

         The mutual fund series of The Catholic Funds, Inc. currently subject to this Agreement is as follows:

         CATHOLIC EQUITY FUND

         A.       Effective Date: April 2, 2002.

         B. Management Fee: The management fee for this Fund, calculated in accordance with Paragraph 8 of the Investment Advisory Agreement, shall be at an annual rate of 0.50 of 1% on the first $500 million of average daily net assets and 0.45 of 1% of average daily net assets in excess of $500 million.